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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SILICONIX INCORPORATED
(Name of Subject Company)

SILICONIX INCORPORATED
(Name of Person(s) Filing Statement)

SILICONIX INCORPORATED COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

827079 20 3
(CUSIP Number of Class of Securities)

King Owyang
President and Chief Executive Officer
Siliconix incorporated
2201 Laurelwood Road
Santa Clara, California 95054
(408) 988-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Dan Titelbaum
Bruce Pym
Heller Ehrman LLP
333 Bush Street
San Francisco, California 94104
(415) 772-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

        The name of the subject company is Siliconix incorporated, a Delaware corporation ("Siliconix"). Siliconix's principal executive offices are at 2201 Laurelwood Road, Santa Clara, California 95054. Siliconix's telephone number there is (408) 988-8000. Its Website is www.siliconix.com.

        The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share, of Siliconix ("Siliconix Common Stock"). As of April 22, 2005, 29,879,040 shares of Siliconix Common Stock were outstanding. Of those shares, Vishay Intertechnology, Inc., a Delaware corporation ("Vishay"), says that, through a subsidiary, it owns 24,030,000 shares. The balance of the outstanding shares of Siliconix Common Stock (the Siliconix shares not owned by the Vishay subsidiary) are referred to in this Statement as the "Shares."

Item 2.    Identity and Background of Filing Persons

  Name and Address

        Siliconix is the party filing this Statement. Its business address and business telephone number appear in Item 1 above. Siliconix is the subject company.

  Tender Offer

        This Statement relates to a tender offer by Vishay TEMIC Semiconductor Acquisition Holdings Corp., a Delaware corporation (the "Offeror"). The Offeror is a wholly-owned subsidiary of Vishay. The offer is disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") which Vishay originally filed with the Securities and Exchange Commission (the "Commission") on April 12 and amended on April 22, and on April 25, 2005. The Offeror made the offer on the terms and subject to the conditions described in a prospectus contained in a Registration Statement on Form S-4 Vishay originally filed with the Commission on April 12 and amended on April 25. If the Offeror acquires Shares tendered in the Offer, those holders who tender and do not withdraw Shares will receive 3.075 shares of Vishay common stock, par value $0.10 per share ("Vishay Common Stock"), for each such Share (the "Offer Price"). Vishay's amended registration statement is referred to in this Statement as the "S-4." That prospectus (Vishay's amended prospectus dated April 25, 2005) is referred to as the "Prospectus." The offer, as set forth in the Prospectus and related letter of transmittal, as amended, is referred to as the "Offer."

        Vishay has explained, in the Prospectus, that its obligation to purchase Shares tendered in the Offer is subject to these conditions:

  •
  at least a majority of the Shares must have been validly tendered and not properly withdrawn

  •
  the Commission must have declared the S-4 effective

  •
  The New York Stock Exchange must have approved the shares of Vishay Common Stock to be issued in the Offer and Merger (the Merger is described on the next page) for listing on that exchange

  •
  there must be an absence of certain legal impediments to the Offer and Merger

  •
  there cannot be certain types of litigation or other legal action by or before any court or governmental authority

  •
  there cannot have been a general suspension of trading of securities or a bank moratorium in the United States and

  •
  Siliconix shall not have filed for bankruptcy

        By the terms of the Offer, Vishay may not waive any of the first three conditions just listed (the minimum condition, the registration statement condition or the listing condition) if those conditions are not satisfied. By contrast, Vishay is entitled to, but need not, waive the other conditions if they are not satisfied. The conditions are described in more detail in the Prospectus under the caption "The Offer–Conditions of the Offer."

        Vishay has also explained, in the Prospectus, that if the Offeror purchases Shares in the Offer, Vishay intends to effect a short-form merger of Siliconix with a wholly-owned subsidiary of Vishay (the "Merger"). In the Merger, each Share not then owned by Vishay or a subsidiary of Vishay (other than Shares held by persons who properly perfect appraisal rights under Delaware law) would be exchanged for the same consideration received for each Share in the Offer. The Offer is not being made pursuant to any agreement between Siliconix and any Vishay entity.

        Holders of Shares will not receive any fractional shares of Vishay Common Stock in the Offer or Merger. Rather, as explained in the Prospectus, fractional shares otherwise issuable to any given Siliconix stockholder will be combined, and the stockholder will receive cash in lieu of any resulting fractional Share.

        Before Siliconix's bankruptcy reorganization in 1990, the Siliconix Board of Directors authorized the sale of restricted common stock to certain employees and directors of Siliconix for initial payments below market values. Siliconix has not issued any shares of restricted common stock under this plan since 1990. Among Siliconix's rights related to these restricted Shares, Siliconix is entitled to receive $1.02 per share in cash upon the exchange of the restricted Shares in the Offer or Merger. Information about the restricted Shares appears in the Prospectus under the caption "The Offer–Siliconix Restricted Common Stock."

        In addition to Vishay Common Stock, Vishay also has another class of common stock (a Class B common stock) outstanding. Holders of the Class B common stock are entitled to cast 10 votes per share on matters presented to Vishay's stockholders for a vote. Each share of Vishay Common Stock is entitled to one vote on all such matters. A comparison of the rights of the holders of the Siliconix Common Stock, on one hand, and the rights of holders of Vishay Common Stock and holders of Vishay's Class B common stock, on the other hand, appears in the Prospectus under the caption "Comparison of Rights of Holders of Siliconix Common Stock and Holders of Vishay Common Stock."

        Vishay's principal executive offices are located at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2143.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Statement (including its exhibits) or as incorporated into this Statement by reference, to Siliconix's knowledge, as of the date of this Statement there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Siliconix and (a) any of Siliconix's executive officers, directors or affiliates or (b) Vishay or any of Vishay's executive officers, directors or affiliates.

  Certain Arrangements Between Siliconix and its Executive Officers, Directors and Affiliates

        Certain agreements, arrangements and understandings between Siliconix and its executive officers, directors or affiliates are described in Amendment No. 1 to Siliconix's Annual Report on Form 10-K filed with the Commission on April 22, 2005 under these captions: "Compensation of Executive Officers," "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Certain Relationships and Related Transactions," and in notes 3 and 10 to the audited combined consolidated financial statements of Siliconix in Siliconix's Annual Report on Form 10-K for the year ended December 31, 2004. Those items and notes are filed with the

Commission as part of Exhibit (e)(1) to this Statement and are incorporated in this Statement by reference.

        None of the Siliconix directors and officers holds any options to purchase Siliconix stock. Siliconix does not have a stock purchase plan or program for its directors or officers or in which its directors and officers can participate. However, certain Siliconix executive officers and directors have received options to purchase shares of Vishay Common Stock under Vishay's 1998 Stock Option Plan or other plans.

  Certain Arrangements between Siliconix and Vishay

        In the Prospectus, Vishay states that it owns 24,030,000 Shares, or approximately 80.4 percent, of the outstanding shares of Siliconix Common Stock. As a majority stockholder, under Delaware law Vishay is entitled to elect all of the members of the Siliconix Board of Directors and to control Siliconix's affairs. Siliconix's products are marketed under the Vishay umbrella through a unified Vishay sales structure. Vishay also sells certain assembly and testing subcontracting services to Siliconix. Siliconix and Vishay maintain a number of financial, administrative and management arrangements for which Siliconix pays management fees to Vishay. Siliconix also sells products to Vishay. Vishay employees play substantial roles respecting internal and external financial reporting for Siliconix, and Vishay participates in Siliconix's budgeting and forecasting activities. During the period 1998 through 2000, Vishay granted options to purchase Vishay Common Stock to certain executive officers of Siliconix (including King Owyang, the President, Chief Executive Officer and a director of Siliconix) under Vishay's stock option program. In addition, earlier during 2005 Siliconix purchased Vishay Semiconductor Itzehoe GmbH from Vishay for EUR 7.5 million (approximately $10.2 million). That company provides manufacturing services to Siliconix. For a description of these arrangements and transactions, see note 3 to the audited combined consolidated financial statements of Siliconix in Siliconix's Annual Report on Form 10-K for the year ended December 31, 2004, and "Certain Relationships and Related Transactions," "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Compensation of Executive Officers" in Siliconix's Amendment No. 1 to its Annual Report on Form 10-K filed with the Commission on April 22, 2005. That note and those items are filed as part of Exhibit (e)(1) to this Statement and are incorporated into this Statement by reference.

  Vishay Relationships with Siliconix Directors

        The members of the Siliconix Board of Directors have (in some cases) or have had (in other cases) relationships with Vishay that may present, may appear to present or at times in the past could have presented or appeared to present conflicts or potential conflicts of interest.

        The Siliconix Board of Directors has five members. They are King Owyang, Glyndwr Smith, Timothy Talbert, Hanspeter Eberhardt and Thomas Wertheimer. Messrs. Eberhardt and Talbert comprise a special committee of the Siliconix Board of Directors (the "Special Committee"). The Special Committee's appointment is addressed more fully in this Item 3 and in Item 4 of this Statement.

        King Owyang is the President, the Chief Executive Officer and a director of Siliconix. He has held those positions since 1998. Dr. Owyang holds options to purchase 102,500 shares of Vishay Common Stock. He also owns 4,261 Shares.

        Glyndwr Smith is Chair of the Board of Directors of Siliconix. He has been a director of Siliconix since 1998. Since 1991 Mr. Smith has been Assistant to the Chief Executive Officer of Vishay. Mr. Smith is also the Executive Vice President, Marketing Intelligence of Vishay and, from 1991 to 2003, was Senior Vice President, Marketing Intelligence of Vishay. Mr. Smith owns 1,482 shares and options to purchase another 48,750 shares of Vishay Common Stock.

        Timothy Talbert is, and since 2001 has been, Senior Vice President and Chief Credit Officer of Lease Corporation of America. From July 2000 through 2001, he served as Vice President of Lease Corporation of America. From 1981 to 1991, Mr. Talbert served as the relationship manager for Vishay with Comerica (formerly Manufacturers Bank of Detroit). During that time, Mr. Talbert structured and syndicated three multi-bank credit facilities for Vishay that funded a series of acquisitions by Vishay. Mr. Talbert has not had any business relationship with Vishay since early 1992. He and his wife hold a total of 2,014 shares of Vishay Common Stock in their individual retirement accounts. They acquired those shares before 1990. Mr. Talbert has never owned any Siliconix Common Stock. Mr. Talbert served on the special committee of the Siliconix Board of Directors that negotiated with Vishay and evaluated a tender offer Vishay made with respect to Siliconix during 2001.

        Hanspeter Eberhardt is a retired semiconductor executive. From 1993 to 1998, Mr. Eberhardt was the Senior Vice President of the Semiconductor Division of TEMIC Telefunken microelectronic GmbH ("TEMIC"). Through a subsidiary, Vishay purchased the Semiconductor Division of TEMIC in March 1998 from what was then Daimler-Benz AG. That was the transaction in which Vishay acquired its controlling interest in Siliconix.

        Thomas Wertheimer is, and since his retirement in 2000 as a senior audit partner with the accounting firm of PricewaterhouseCoopers LLP has been, an independent financial and accounting consultant. He has been a member of the Board of Directors of Vishay since 2004 and is the Chair of that board's Audit Committee. He owns 1,400 shares of Vishay Common Stock. Mr. Wertheimer is also a director and the Chair of the Audit Committee of the Board of Directors of Siliconix.

        Vishay has said, in the Prospectus, that if completed, the Offer and Merger might result in cost savings and financial improvements which could benefit Siliconix's management and the directors of Siliconix affiliated with Vishay because they might receive increased compensation made available by those anticipated savings.

        On March 4, 2005, due to the conflicts of interest of certain of its members described in this Statement, the Siliconix Board of Directors established the Special Committee to consider, evaluate and negotiate with Vishay with respect to the tender offer to acquire all of the Shares that Vishay had announced on March 3, to consider and negotiate possible alternatives to Vishay's proposal, and to report the committee's conclusions and make final recommendations to the full Siliconix Board of Directors. Vishay's March 3 proposal is described in Item 4 of this Statement.

        In recognition of the fact that their service on the Special Committee would require a substantial commitment of time, the Siliconix Board of Directors authorized the payment of fees to Messrs. Eberhardt and Talbert of $100,000 each. These fees are not, in any manner, dependent on the nature of the actions taken by the Special Committee or whether or at what price the Offeror might ultimately acquire Shares. Messrs. Eberhardt and Talbert are also to be reimbursed for their reasonable out-of-pocket expenses (for example, for travel) incurred in serving on the Special Committee.

  Indemnification and Related Arrangements

        The Siliconix charter documents contain (and for some time have contained) typical, limited immunities from monetary liability for the Siliconix directors and typical, limited rights to indemnification in favor of the Siliconix directors and officers. The Siliconix directors and officers are also (and for some time have been) covered by director and officer insurance.

Item 4.    The Solicitation or Recommendation

        After careful consideration, including a thorough review of the Offer with its independent financial and legal advisors during multiple meetings, the Special Committee determined that the Offer is advisable, fair and in the best interests of the holders of the Shares. As a result, the Special Committee recommended that the full Board of Directors of Siliconix adopt the Special Committee's recommendation that the holders of Shares accept the Offer and tender their Shares for purchase by the Offeror.

        As explained previously in this Statement, a majority of the members of the Siliconix Board of Directors are affiliated with Vishay. After hearing the Special Committee's recommendation and a report on the basis for that recommendation, the full Siliconix Board of Directors adopted the Special Committee's recommendation that the holders of Shares accept the Offer and tender their Shares for purchase in the Offer.

  Background

        Through a subsidiary, Vishay acquired its 80.4 percent interest in Siliconix in March 1998, when it purchased the Semiconductor Division of TEMIC from what was then Daimler-Benz AG. That division's assets included the 80.4 percent ownership interest in Siliconix. Vishay's subsidiary has held that interest continuously since March 1998. No Vishay entity has acquired more Siliconix shares or disposed of any Siliconix shares since the March 1998 transaction.

        After the 1998 acquisition, Vishay's worldwide sales organization began marketing, and continues to market, Siliconix products. The two organizations (Vishay and Siliconix) have certain other relationships, as well. See "Certain Arrangements between Siliconix and Vishay" in this Statement. From time to time since the 1998 acquisition, Vishay has also raised, with members of the Siliconix Board of Directors, the prospect that Vishay might be interested in acquiring the balance of the Siliconix shares.

        In February 2001, Vishay sent a letter to Glyndwr Smith, Chair of the Siliconix Board of Directors, setting forth a Vishay proposal to purchase the Siliconix shares not owned by Vishay's subsidiary for $28.82 per share in cash. The Siliconix Board of Directors thereafter appointed Timothy Talbert to fill a newly-created vacancy on the Board of Directors and established a special committee consisting of Mr. Talbert and another Siliconix director, Mark Segall, who is no longer a member of the Siliconix Board of Directors. The committee was charged with the task, among others, of negotiating with Vishay and considering alternatives to Vishay's proposal.

        From February 27, 2001 through May 23, 2001, that special committee, with the assistance of its financial advisor, Lehman Brothers Inc. ("Lehman Brothers"), and its legal advisor, Heller Ehrman LLP ("Heller Ehrman"), negotiated terms of a proposed agreement under which Vishay would have acquired the Siliconix shares not held by Vishay's subsidiary. However, Vishay never signed such an agreement.

        On May 25, 2001, Vishay announced a tender offer to exchange 1.5 shares of Vishay Common Stock for each outstanding share of Siliconix Common Stock not owned by Vishay. The last closing price on The New York Stock Exchange for one share of Vishay Common Stock before Vishay began that offer was $25.81 ($38.715 when multiplied by 1.5). That offer was originally set to expire on June 22, 2001. However, Vishay extended the offer on June 22, 2001 and again on June 29, 2001. On July 5, 2001, the offer, as extended, expired without Vishay's accepting tendered shares for payment because fewer than half the Siliconix shares not owned by Vishay's subsidiary had been tendered and because Vishay had specified a non-waivable condition that more than half of those shares had to be tendered in order for Vishay to be entitled to purchase tendered shares.

        A more detailed description of the events that transpired in connection with Vishay's attempt to acquire the balance of the Siliconix shares in 2001 appears in Siliconix's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on June 8, 2001. That document can be viewed on the Commission's Website at www.sec.gov.

        From July 2001 to March 2005, no contacts were made, and no discussions were held, by or between Vishay and Siliconix or any of their respective representatives regarding any other proposed acquisition of Siliconix by Vishay.

        Then, on March 3, 2005, the Siliconix Board of Directors received a letter from Vishay informing the Siliconix board that Vishay's Board of Directors had approved an offer by Vishay to acquire the Shares at an exchange ratio of 2.64 shares of Vishay Common Stock for each Share. Vishay's letter explained that Vishay anticipated it would begin its offer after Vishay and Siliconix filed their annual reports on Form 10-K for 2004 with the Commission. That same day, Vishay also issued a press release announcing its intended offer.

        The next day, the Siliconix Board of Directors established the Special Committee, naming Messrs. Eberhardt and Talbert as the committee's members, and authorizing the committee to hire advisors, assess and negotiate Vishay's proposed offer with Vishay, consider other proposals and alternatives to that proposal, and eventually make a final recommendation to the full Siliconix board. The Siliconix Board of Directors did not name any other directors to the Special Committee because, of the three other directors, one (Glyndwr Smith) is a management employee of Vishay and holds (or holds options to purchase) 50,232 shares of Vishay Common Stock, one (Thomas Wertheimer) is a member of the Board of Directors and the Chair of the Audit Committee of Vishay, and the third (King Owyang) is the President and Chief Executive Officer of Siliconix and holds options to purchase 102,500 shares of Vishay Common Stock. See "Vishay Relationships with Siliconix Directors" in this Statement.

        In addition on March 4, several purported class action complaints were filed in Delaware and California against Vishay, Siliconix and the Siliconix directors alleging, among other things, that the offer Vishay had described in its March 3 letter would be unfair and a breach of fiduciary duty, and seeking, among other things, to enjoin the offer.

        On March 8, Siliconix issued a press release announcing the appointment of the Special Committee and explaining that the Special Committee had been formed to evaluate the proposed offer by Vishay and to consider possible alternatives to Vishay's proposal.

        On March 9, the Special Committee retained Heller Ehrman as its legal advisor.

        The Special Committee met by telephone on March 14 with representatives of Heller Ehrman. (All but one of the Special Committee's meetings were conducted by telephone because Mr. Talbert lives in Michigan and Mr. Eberhardt lives in Germany.) The committee and Heller Ehrman discussed the fiduciary duties of the committee members and the overall role of the committee in assessing and responding to Vishay's proposal of March 3. The committee and Heller Ehrman also discussed the sorts of approaches and processes the committee might follow, including possible interactions with Vishay and Vishay's legal counsel. In addition, the committee discussed the need to engage a financial advisor and (due to Vishay's declared schedule for its offer) to do so promptly.

        On March 15, representatives of Heller Ehrman spoke with representatives of Kramer Levin Naftalis & Frankel LLP ("Kramer Levin"), outside legal advisor to Vishay, to discuss the anticipated timing of the commencement of the proposed offer and whether the members of the Special Committee would be given an opportunity to discuss the offer with Vishay before it began. Kramer Levin indicated, at that time, that the offer might begin as early as March 21, that Vishay was not prepared to negotiate and enter into an agreement (for example, a tender offer and merger agreement) with Siliconix regarding the Shares, and that Kramer Levin indicated that Vishay did not anticipate that it would be in a position to discuss its proposal before commencing its offer.

        Also on March 15, both Vishay and Siliconix filed their annual reports on Form 10-K for 2004 with the Commission.

        The Special Committee, with Heller Ehrman, met again by telephone on March 16. At that meeting, the committee discussed possible candidates for its financial advisor and reviewed a proposed engagement letter submitted by Lehman Brothers. Consistent with a request made to Lehman Brothers by the Special Committee, that letter proposed a fee structure that was not dependent on the content of Lehman Brothers' advice or opinion, or the outcome of any offer by Vishay if Vishay did, in fact, make an offer. The committee decided that its interviewing multiple candidate firms to fill the financial advisor role could well extend beyond the anticipated commencement of Vishay's proposed exchange offer, which could cause the committee and its financial advisor to lose valuable time that could better be used for other purposes. Moreover, Mr. Talbert (a member of the committee that interacted with Vishay in 2001) and Heller Ehrman (legal counsel to that earlier committee) were familiar with the work done by Lehman Brothers for that previous committee. The Special Committee decided that if a satisfactory arrangement could be worked out with Lehman Brothers, the committee would forego interviewing other candidates for its financial advisor. The committee also determined that Mr. Talbert would contact a representative of Lehman Brothers to discuss its engagement proposal, as well as a representative of Vishay to discuss the terms of Vishay's proposed offer.

        That same day, March 16, Mr. Talbert contacted a representative of Lehman Brothers to discuss Lehman Brothers' proposed engagement letter, including its proposed fee arrangement. In addition, Mr. Talbert spoke with Richard Grubb, Executive Vice President, Treasurer and Chief Financial Officer of Vishay, to discuss the terms of Vishay's proposed offer for the Shares. Mr. Grubb repeated that Vishay probably would not be in a position to discuss the terms of its offer before Vishay commenced its offer. He indicated that the offer would probably begin early during the week beginning March 21.

        On March 16, Vishay requested that Siliconix provide Vishay with access to Siliconix's stockholder list to enable Vishay to distribute its offering documents when it commenced its offer. Siliconix, thereafter, provided that access.

        At a telephone meeting of the Special Committee on March 19, the committee appointed Lehman Brothers as its financial advisor and approved the terms of Lehman Brothers' engagement. Representatives of Lehman Brothers then joined that meeting. They reviewed the overall role of the committee in assessing and responding to Vishay's proposed offer and summarized Lehman Brothers' plan and expected procedure for preparing its financial analysis relating to the anticipated offer. Lehman Brothers explained that, because Vishay's proposed consideration was shares of Vishay Common Stock rather than cash, it planned to conduct a financial analysis of Vishay, as well as a financial analysis of Siliconix. The committee, Lehman Brothers and counsel also discussed options that might, and options that might not, be available to the committee on behalf of the holders of the Shares as events unfolded.

        Lehman Brothers promptly began its due diligence process regarding Siliconix and Vishay.

        On March 21, representatives of Heller Ehrman spoke with representatives of Kramer Levin to express concern regarding the timing of the anticipated offer and inquire whether Vishay would confer with the Special Committee and afford the committee a reasonable opportunity to respond to the proposed offer before Vishay commenced its offer. The representatives of Kramer Levin indicated that Vishay was not prepared, at that time, to discuss the offer but did not rule out the prospect of such discussions before Vishay began its offer. They also indicated that Vishay had requested that Lehman Brothers work as quickly as was reasonably possible to complete its due diligence regarding Siliconix and Vishay.

        On March 22, Mr. Talbert contacted William Clancy, Senior Vice President and Controller of Vishay. Mr. Talbert inquired about the timing of Vishay's offer. Mr. Clancy indicated that Vishay would not begin its offer until March 25, at the earliest. That same day, Mr. Talbert contacted Mr. Grubb to discuss, among other things, the proposed exchange ratio for Vishay's offer. In that conversation, Mr. Grubb stated that the recent trading prices of Siliconix and Vishay stock might support Vishay's using a higher exchange ratio than 2.64 shares of Vishay Common Stock for each Share and that Vishay might, after all, be willing to confer with representatives of the Special Committee before Vishay commenced its offer to consider whether to adjust its proposed exchange ratio.

        The Special Committee met later that same day by telephone on March 22 with Lehman Brothers and Heller Ehrman to receive an update regarding the status of Lehman Brothers' due diligence. Also, at that meeting, Mr. Talbert described the conversations he had with Messrs. Clancy and Grubb, including Mr. Grubb's remarks about the exchange ratio for Vishay's proposed offer. The committee determined that Mr. Talbert should pursue, with Mr. Grubb, Vishay's apparent willingness to hold discussions with the committee or its representatives before the commencement of Vishay's offer.

        On March 23, the Delaware court consolidated the purported class action complaints filed in Delaware under the caption In re Siliconix Shareholders Litigation and appointed lead counsel.

        The Special Committee met by telephone on March 24. Lehman Brothers provided an update regarding its due diligence process. The committee, with Heller Ehrman, also discussed a request by the plaintiffs' lead counsel, in the consolidated Delaware action, that the committee or its representatives speak with the plaintiffs' valuation expert. The committee determined that Heller Ehrman should do that.

        On March 25, Heller Ehrman participated in a conference call with counsel for plaintiffs in the consolidated Delaware action and their valuation expert. Plaintiffs' valuation expert presented his views on the fairness of Vishay's proposed tender offer and his valuation of the Shares. These views were reported to the Special Committee by Heller Ehrman.

        The Special Committee, with representatives of Lehman Brothers and Heller Ehrman, met in Santa Clara, California on March 29 to receive a report from Lehman Brothers on the status of its due diligence process. Lehman Brothers explained that its due diligence regarding both Siliconix and Vishay was ongoing, with Lehman Brothers expecting to receive five-year projections for Siliconix on April 1. With Lehman Brothers, the Special Committee discussed, at length, developments in the Siliconix and Vishay stock prices over prior periods and various other issues, including analyst coverage of Siliconix, the selection of appropriate peer companies for purposes of comparison with Siliconix, and perceived short-term and long-term trends in the semiconductor industry. The committee then discussed whether it should request that the Siliconix Board of Directors grant the committee the power to adopt a stockholder rights plan (commonly known as a "poison pill"). This plan would provide for a distribution of rights by Siliconix to its stockholders that would confer on them an ability to purchase additional equity securities of Siliconix if Vishay or any other party were to acquire or commence an offer to acquire stock of Siliconix that would, if completed, result in the acquirer owning a greater percentage of Siliconix stock than the percentage currently owned by Vishay's subsidiary. Such a mechanism could be used to slow, or even block, an offer by Vishay if the committee determined that whatever offer Vishay ultimately made was inadequate. However, the committee believed that the Siliconix Board of Directors would reject such a request and, as a consequence, that such a request would not be productive. The committee also discussed next steps and determined that Mr. Talbert should meet with Mr. Grubb and Mr. Clancy later that day or the following day.

        Also on March 29, Vishay moved for a stay of the purported class action complaint filed in California in favor of the consolidated proceedings in Delaware. That motion is scheduled to be heard the week beginning April 25.

        On March 29, Mr. Clancy spoke with Mr. Talbert and indicated that Vishay's offer would commence on March 31 or April 1.

        On March 30, representatives of Kramer Levin told representatives of Heller Ehrman that Vishay had indicated that the offer would not begin before April 5. Later that day, Mr. Talbert spoke with Mr. Clancy. Mr. Clancy likewise told Mr. Talbert that the offer would not begin before April 5.

        On April 4, Mr. Grubb contacted a representative of Lehman Brothers and requested the opportunity to speak with the Special Committee or it advisors before Vishay began its offer. Also on April 4, Kramer Levin contacted Heller Ehrman to indicate that Vishay had urged that Vishay, Siliconix and their respective representatives exchange views on values and an exchange ratio for the offer before Vishay commenced its offer. Heller Ehrman indicated that it expected the committee or its representatives would be in a good position to participate in such a discussion after the next meeting of the committee, scheduled for April 6, because the committee expected to discuss various valuation issues with Lehman Brothers at that meeting. Kramer Levin indicated that Vishay would not commence its offer until such a discussion had taken place. On April 5, Kramer Levin, with Avner Lahat (Vishay's Director of Legal Services), repeated, to Heller Ehrman, Vishay's proposal that the parties speak about values and the exchange ratio after the committee's meeting on April 6.

        During the week of April 4, Lehman Brothers also had multiple conference calls with Vishay's management, including Mr. Grubb, to discuss and obtain additional information regarding Vishay's operations, business strategy and prospects.

        The Special Committee met by telephone on April 6 with representatives of Lehman Brothers and Heller Ehrman. Heller Ehrman reviewed, with the committee, the status of Vishay's anticipated offer, the recent discussions with Kramer Levin and the options seemingly available to the committee in connection with the offer. Lehman Brothers then discussed potential valuation ranges for the Siliconix and Vishay stock with the committee. The committee and its advisors also discussed a best approach for discussions with Vishay or its representatives about the terms of Vishay's offer before Vishay commenced its offer. The committee then resolved to, and subsequently did, make the case to Vishay for a Siliconix value of $40 per share.

        On April 7, Mr. Grubb contacted Mr. Talbert and indicated that Vishay did not intend to begin its offer without the Special Committee's prior endorsement. Mr. Grubb and Mr. Talbert also discussed their perspectives on an appropriate valuation of the Shares and the shares of Vishay Common Stock, and Mr. Grubb again indicated that the recent trading in Siliconix and Vishay stock might indicate an exchange ratio higher than 2.64. Later that day, Mr. Grubb again contacted Mr. Talbert to discuss an appropriate valuation of the Shares and the proposed exchange ratio. Mr. Grubb rejected any offer that would confer a value of $40 per Share. However, Mr. Talbert understood, from this conversation, that even as Vishay believed an exchange ratio of 2.9 shares of Vishay Common Stock for each Share would be sufficient to cause a majority of the Shares to be tendered to Vishay, Vishay was prepared to raise the exchange ratio to 3.0 if that would result in the committee's recommending that the holders of Shares accept Vishay's offer. Lehman Brothers also spoke with Mr. Grubb on April 7.

        The Special Committee met again by telephone on April 7 to consider the various communications with Vishay since the committee's meeting of the prior day. The committee discussed the options available to it and the valuation of Siliconix and Vishay, and determined to propose, to Vishay, an exchange ratio of 3.0 shares of Vishay Common Stock for each Share plus an amount, in cash or additional Vishay stock, equal to the amount, if any, by which $39 exceeded the value of three shares of Vishay Common Stock, with that value based, for that purpose, on an average of closing trading prices of Vishay Common Stock during a measuring period that would begin after Vishay commenced its offer.

        On April 8, a representative of Lehman Brothers contacted Mr. Grubb and communicated this modified proposal. On April 10, Mr. Grubb advised Mr. Talbert that Vishay was rejecting the committee's modified proposal and that Vishay planned to commence its offer on April 12 at an exchange ratio of 2.9 shares of Vishay Common Stock for each Share and without any minimum dollar value or the endorsement of the Special Committee.

        The Special Committee and its representatives spoke by telephone on April 11 to discuss these developments, after which Messrs. Talbert and Grubb spoke again that same day. Mr. Grubb confirmed to Mr. Talbert that Vishay planned to commence its offer, using a 2.9 exchange ratio, on April 12.

        On April 12, Vishay did, in fact, commence an offer with a 2.9 exchange ratio and, that same day, issued a press release announcing that offer.

        On April 14, on the committee's recommendation, Siliconix issued a press release requesting that holders of Shares take no action in response to that offer, pending completion of the Special Committee's assessment of the offer and the committee's issuance of its recommendation regarding the offer.

        The committee met by telephone on April 14 to discuss the features of Vishay's April 12 offer and the steps the committee needed to complete to enable it to make its recommendation to the full Board of Directors of Siliconix and to file this Statement.

        In the meantime, market prices of public company stocks had fallen substantially in the United States. Indeed eventually, from the close of trading on March 3 (the last day of trading before Vishay announced its intention to seek to acquire the Shares) through the close of trading on April 22, 2005, the closing Dow Jones Industrial Average fell from 10,833.03 to 10,157.71 and the Nasdaq Composite Index fell from 2,058.40 to 1,932.19. During that same period, the closing prices of the stocks of the three companies discussed under "Siliconix Valuation-Comparable Company Analysis" below (Fairchild Semiconductor International, Inc., International Rectifier Corporation and ON Semiconductor Corporation) fell by 4.3 percent to 33.6 percent.

        The committee met again by telephone on April 15. Based, in part, on Mr. Talbert's discussions with Mr. Grubb regarding Vishay's apparent willingness to increase the exchange ratio to 3.0, the committee concluded that additional consideration would be needed in order for the committee to be able to recommend that the holders of Shares accept Vishay's offer. The committee decided that Mr. Talbert should, once again, speak with Mr. Grubb regarding the exchange ratio.

        Messrs. Talbert and Grubb spoke on April 15 and again on April 18. During the second of those conversations, Mr. Grubb indicated that Vishay would be prepared to increase the exchange ratio to 3.075 shares of Vishay Common Stock for each Share.

        On April 18, the plaintiffs in the consolidated Delaware litigation amended their complaint to seek an injunction against the April 12 offer (i.e., the offer with the 2.9 exchange ratio) and to require the defendants to supplement the offering materials by disclosing additional information.

        On April 19, the Special Committee met by telephone with representatives of Lehman Brothers and Heller Ehrman to discuss developments. The committee explored, with Lehman Brothers, whether Lehman Brothers anticipated it would be able to render an opinion that, assuming the other features of Vishay's April 12 offer remained unchanged, an amended exchange ratio of 3.075 would be fair, from a financial point of view, to the holders of Shares (excluding affiliates of the Offeror). That evening, the parties in the consolidated Delaware action reached a tentative settlement of that litigation. As contemplated, that settlement would call for several additional disclosures by Vishay in the S-4. The settlement would be subject to several conditions, including court approval.

        On April 20, representative of Heller Ehrman contacted representatives of Kramer Levin to discuss the timing of the proposed amendment to Vishay's April 12 offer.

        On April 21, the Special Committee met by telephone with Lehman Brothers and Heller Ehrman. At that meeting, Lehman Brothers presented its financial analysis based upon an assumption that Vishay would increase the exchange ratio to 3.075. The Special Committee and its advisors reviewed and discussed Lehman Brothers' presentation and discussed additional issues bearing on Vishay's proposed amended offer. The committee then voted to recommend that the holders of Shares tender their Shares in such an offer and that the Board of Directors of Siliconix adopt that recommendation, in each case subject to an increase in the exchange ratio to 3.075 and receipt of a fairness opinion from Lehman Brothers.

        Later that same day, Mr. Talbert informed Mr. Grubb that the Special Committee was prepared to recommend that the holders of Shares accept an offer with a 3.075 exchange ratio and following receipt of a fairness opinion from Lehman Brothers.

        On the evening of April 21, Vishay issued a press release announcing that it was amending its offer to increase the exchange ratio to 3.075 shares of Vishay Common Stock for each Share.

        On April 22, Vishay amended the Schedule TO it had filed with the Commission on April 12, explaining in that filing that it was increasing the exchange ratio to 3.075 shares of Vishay Common Stock for each Share.

        On April 22, the Special Committee met by telephone with Lehman Brothers and Heller Ehrman. Lehman Brothers rendered its oral opinion to the committee, subsequently confirmed in writing on the same day, that, as of April 22, 2005, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the Offer Price offered to the holders of Shares (excluding affiliates of the Offeror) in the Offer and the Merger was fair to the holders of Shares (excluding affiliates of the Offeror). At the meeting, the Special Committee determined that the Offer is advisable and fair to, and in the best interests of, the holders of Shares and voted to recommend, to the full Board of Directors of Siliconix, that the full board adopt the Special Committee's recommendation to holders of Shares that they tender their Shares in the Offer.

        Later that same day, the full Board of Directors of Siliconix, including the members of the Special Committee, with representatives of Lehman Brothers, met by telephone to consider the Special Committee's recommendation. The full board voted unanimously to adopt the Special Committee's recommendation that the holders of Shares tender their Shares in the Offer.

  Recommendation to Accept the Offer

  The Siliconix Special Committee

        At a meeting held on April 22, the Special Committee determined that the Offer is advisable and fair to, and in the best interests of, the holders of Shares and voted to recommend to the full Board of Directors of Siliconix that the full board adopt the Special Committee's recommendation to holders of Shares that they tender their Shares in the Offer. Later that same day the full Board of Directors voted to adopt the Special Committee's recommendation to holders of Shares that they tender their Shares in the Offer. In reaching its decision to recommend that the holders of Shares accept the Offer and tender their Shares for purchase in the Offer, the Special Committee considered a variety of factors.

        Here is a list of the principal factors the Special Committee concluded are (or potentially are) positive factors and, thus, support the committee's recommendation to accept the Offer:

  •
  Financial and Business Prospects of Siliconix. The financial condition, results of operations, competitive position, business and prospects of Siliconix, including the projections summarized later in this Statement. However, see the first bullet point among the "countervailing factors" set forth below.

  •
  Financial and Business Prospects of Vishay. The financial condition, results of operations, competitive position, business and prospects of Vishay, including the projections summarized later in this Statement. However, see the first bullet point among the "countervailing factors" set forth below.

  •
  Opinion of the Special Committee's Financial Advisor. The opinion of Leman Brothers, rendered orally to the committee on April 22, 2005, and subsequently confirmed in writing on that same day, that, as of April 22, 2005, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the Offer Price offered to the holders of Shares (excluding affiliates of the Offeror) in the Offer and the Merger was fair to the holders of Shares (excluding affiliates of the Offeror).

  •
  Premium Relative to Recent Market Prices. Based on Vishay's closing price of $10.87 on April 22, the exchange ratio implies a per share price of $33.43 for Siliconix. This represents a premium of 14.7 percent to Siliconix's closing price of $29.15 on March 3, just before Vishay announced its intention to commence an offer to purchase the Shares. The exchange ratio of 3.075 represents a 39.8 percent premium to the unaffected exchange ratio of 2.2 on March 3 and a premium of 37.3 percent to the unaffected 30-day average exchange ratio. These premiums compare favorably to premiums in other acquisitions of minority holdings by majority stockholders.

  •
  Liquidity, Trading Volume and Lack of Broad Analyst Coverage. In light of Vishay's long-term and continuing ownership of 80.4 percent of the outstanding shares of Siliconix Common Stock, the liquidity and trading volume for the Shares (i.e., for the remaining 19.6 percent of the outstanding shares of Siliconix Common Stock) are low. Illiquidity typically is thought to have an adverse effect on trading prices. This issue is exacerbated by the minimal coverage of the Siliconix Common Stock by Wall Street research analysts. By contrast, the shares of Vishay Common Stock are more widely distributed and more heavily traded. Moreover, multiple Wall Street research analysts cover Vishay.

  •
  Greater Diversification. An investment in shares of Vishay Common Stock offers an investment in a larger and more diversified company than an investment in Shares and thus in Siliconix.

  •
  Participation in Future Growth. The opportunity for the holders of Shares to participate in a larger company with a broader array of complementary technologies.

  •
  Anticipated Tax-Deferred Status. In the Prospectus, counsel for Vishay expresses an opinion that, based on certain assumptions and the accuracy of certain representations, the exchange of Shares for shares of Vishay Common Stock in both the Offer and the Merger will qualify as a tax-deferred reorganization for United States federal income tax purposes. The Prospectus explains that most holders of Shares who are subject to United States federal income tax should be able to defer recognition of any taxable gain they might otherwise recognize for such purposes (except for any gain attributable to cash received in lieu of any fractional share of Vishay Common Stock) by retaining the shares of Vishay Common Stock they receive in the Offer or Merger. That said, neither Siliconix nor the Special Committee has obtained or plans to obtain an opinion of counsel or a ruling from the United States Internal Revenue Service regarding the United States federal income tax consequences associated with the Offer or Merger. Vishay has addressed United States federal income tax consequences in the Prospectus under the caption "The Offer–Material U.S. Federal Income Tax Consequences." Vishay's counsel's tax opinion is filed with the Commission as an exhibit to the S-4.

  •
  Vishay's Unwillingness to Sell Siliconix. The apparent fact, as confirmed by Vishay to the Special Committee, that Vishay is presently and in the foreseeable future uninterested in selling all or substantially all of its shares of Siliconix Common Stock or causing Siliconix to sell all or substantially all of Siliconix's or its subsidiaries' assets.

  •
  Lack of Other Proposals. The fact that, to the Special Committee's knowledge, no third party other than Vishay has made any proposal to purchase most or all of the Shares as a single block, either before March 3, 2005 (the day Vishay announced its intention to make a tender offer for the Shares) or since that announcement.

  •
  Possible Hesitancy to Invest in Minority Position. As described in the Prospectus under "Summary–Risk Factors–Litigation Related Risks," litigation is pending against Vishay and others in which the plaintiff has asserted that Vishay exploits its controlling position in Siliconix and, in effect, causes Siliconix to subsidize Vishay. Whether or not those assertions are, to any degree, ultimately established, some potential investors in Shares may fear that Vishay has exploited or will exploit its controlling position in Siliconix to the detriment of holders of Shares. That may adversely affect the demand for Shares and thus the market price for Shares.

  •
  Possible Decline in the Siliconix Market Price If Vishay Withdraws. The possibility that, if a transaction with Vishay is not completed and Vishay were to withdraw any and all proposals or offers to acquire Shares, the market price of the Shares could decline.

  •
  Certain Anticipated Benefits of a Complete Acquisition of Siliconix by Vishay. In the Prospectus, Vishay has said that it anticipates it will realize certain integration and other benefits from a complete acquisition of Siliconix. If realized, those benefits could positively affect the value of Vishay Common Stock, including the shares of such stock issued to holders of Shares.

  •
  Certain Rights Associated With Vishay's 80.4 Percent Ownership. As an alternative to the Offer and Merger, Vishay currently has sufficient voting power to approve a merger of Siliconix with Vishay, involving a different price or purchase medium and other terms and conditions than those governing the Offer and Merger, without the affirmative vote of any other stockholder of Siliconix. (This said, so far Vishay has shown no indication that it is inclined to attempt to wield its potential power to effect a merger without first purchasing Shares in a tender offer in which Vishay imposes a requirement that holders of a majority of the Shares tender their Shares in that offer or otherwise requiring that sort of "validation" in a merger not preceded by a tender offer.)

        The Special Committee also identified and considered a number of potentially countervailing elements in its deliberations concerning the Offer. They included:

  •
  Vishay has a Lower Forecasted Growth Profile and Lower Margins than Siliconix. The expected revenue growth rate for Siliconix is higher than that for Vishay. Siliconix participates in the discrete semiconductor and power integrated circuit markets. These markets are expected to achieve higher long-term revenue growth than is Vishay's other principal market, passive components. In addition, Siliconix's business lines have historically had higher gross and operating margins than those of Vishay.

  •
  Lack of Certain Protections. The fact that the Offer and Merger lack certain protections for Siliconix and the holders of Shares, including any provision that would increase the 3.075 exchange ratio in response to a further decline in the market price of the Vishay Common Stock before Shares are purchased in the Offer or, under those circumstances, would supplement Vishay's issuance of shares of Vishay Common Stock with cash.

  •
  Conflicts of Interest. The conflicts of interest of certain Siliconix directors and officers described elsewhere in this Statement, as well as the facts that Siliconix and Vishay share certain administrative and management staff, including individuals who were involved in furnishing some of the financial information provided by Siliconix to the Special Committee and Lehman Brothers used by the Special Committee and Lehman Brothers to assess the Offer, and the fact that Vishay participates in Siliconix's budgeting and forecasting processes.

  •
  Certain Litigation. The value to Siliconix, if any, of derivative claims asserted in pending litigation against Vishay and others and the potential loss of such value to the holders of Shares if the Offer and Merger are completed. See the Prospectus under "Summary–Risk Factors–Litigation Related Risks."

        The factors described above are not intended to be an exhaustive list of the elements considered by the Special Committee. In light of the number and variety of factors the Special Committee considered in evaluating the Offer, the Special Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to recommend that the holders of Shares accept the Offer and tender their Shares for purchase in the Offer. Moreover, each member of the Special Committee applied his own personal business judgment to the process and may have given different weight to different factors.

        The Special Committee did not consider the liquidation value of Siliconix's or its subsidiaries' assets as meaningful measures of the fair value of the Shares and did not consider liquidation to be an attractive course of action. Accordingly, the Special Committee did not seek an appraisal of the liquidation values for those assets.

  The Siliconix Board of Directors

        In light of the decision of the Special Committee to recommend that the holders of Shares accept the Offer and tender their Shares for purchase in the Offer, and fully recognizing, to be sure, the conflicts of interest described elsewhere in this Statement, the Siliconix Board of Directors adopted the Special Committee's recommendation that the holders of Shares accept the Offer and tender their Shares for purchase in the Offer.

        Accordingly, the Board of Directors of Siliconix unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  Financial Projections

        Neither Siliconix nor Vishay normally makes public its forecasts or projections regarding future revenues, earnings or other income statement data, cash flows or balance sheet information. However, in connection with the events leading up to the Offer, Siliconix's and Vishay's managements provided financial projections for calendar years 2005 through 2009 for Siliconix and Vishay to the Special Committee and Lehman Brothers. To Siliconix's knowledge, Vishay normally prepares such financial projections for certain operating purposes and, at the request of Lehman Brothers, updated these projections in connection with Lehman Brothers' due diligence review of Vishay. Siliconix does not normally prepare financial projections for more than one year at a time. Siliconix prepared such projections at the request of Lehman Brothers solely in connection with Lehman Brothers' due diligence review of Siliconix.

        Neither the Siliconix projections nor the Vishay projections reflect the effects of the Offer, the Merger or any other future corporate transactions. Moreover, none of the projections was prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking statements of information or generally accepted accounting principles. Neither Siliconix's nor Vishay's independent auditors compiled, examined or performed any procedures with respect to the projections, nor have they expressed or been asked to express any opinion or given or been asked to give any assurances with respect to the projections or their achievability. Furthermore, the projections are necessarily based on numerous assumptions, many of which are beyond the control of Siliconix and Vishay, and may prove not to have been, or may no longer be, accurate. Additionally, the projections do not and necessarily cannot anticipate all changes in business, economic, competitive or other conditions, or other events that may occur in the future, that were not anticipated or predicted at the time the projections were prepared. Accordingly, the projections are not necessarily indicative of current values or future performance. Current values and future performance may be significantly more or less favorable than as set forth in the projections. Stockholders are cautioned not to place undue reliance on the projections.

        Historical financial information for Siliconix and Vishay appears in those companies' Annual Reports on Form 10-K for the year ended December 31, 2004 and their Quarterly Reports on Form 10-Q for the quarter ended October 2, 2004.

        A summary of the Siliconix projections is set forth below.

        ($ in millions)

Calendar Year	Revenues	EBITDA	Net Income
2005	$457.0	$109.4	$51.5
2006	$548.0	$128.1	$68.1
2007	$614.0	$142.9	$81.1
2008	$689.0	$166.7	$93.7
2009	$773.0	$192.2	$108.9

        A summary of the Vishay projections is set forth below.

        ($ in millions)

Calendar Year	Revenues	EBITDA	Net Income(1)
2005	$2,452.0	$391.0	$120.7
2006	$2,501.0	$426.0	$145.8
2007	$2,551.0	$442.0	$155.9
2008	$2,602.0	$461.0	$169.0
2009	$2,654.0	$478.7	$180.6

(1)
Adjusted to assume conversion of Vishay's outstanding convertible debt instruments, which is the number used to compute to diluted earnings per share.

  Opinion of the Special Committee's Financial Advisor

        On March 19, 2005, Siliconix formally engaged Lehman Brothers on an exclusive basis to render financial advisory services to the Special Committee in connection with the tender offer Vishay announced in its March 3, 2005 letter to the Siliconix Board of Directors and, ultimately, the Offer and the Merger. On April 22, 2005, Lehman Brothers rendered its oral opinion to the Special Committee, subsequently confirmed in writing on the same day, that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the Offer Price offered to the holders of Shares (excluding affiliates of the Offeror) in the Offer and the Merger was fair to the holders of Shares (excluding affiliates of the Offeror).

        The full text of Lehman Brothers' written opinion, dated April 22, 2005, is attached as Annex A to this Statement. Holders of Shares are encouraged to read Lehman Brothers' opinion carefully in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers' opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of Lehman Brothers' opinion.

        Lehman Brothers' advisory services and opinion were provided for the use and benefit of the Special Committee in connection with its consideration of the Offer and the Merger. Lehman Brothers' opinion was not intended to be and did not constitute a recommendation to any stockholder of Siliconix as to whether such stockholder should accept the Offer Price offered to the holders of Shares (excluding affiliates of the Offeror) in the Offer and the Merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion did not in any manner address, Siliconix's decision to recommend to the holders of Shares (excluding affiliates of the Offeror) that they accept the Offer.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed:

  •
  the Schedule TO, filed by Vishay on April 12, 2005, as amended by Amendment No. 1 to the Schedule TO, filed by Vishay on April 22, 2005, including the exhibits thereto, the press release, issued by Vishay on April 21, 2005 regarding the Offer Price, and the specific terms of the Offer and the Merger;

  •
  publicly available information concerning Siliconix and Vishay that Lehman Brothers believed to be relevant to its analysis, including, without limitation, the Annual Reports on Form 10-K for the fiscal year ended December 31, 2004 for each of Siliconix and Vishay;

  •
  financial and operating information with respect to the business, operations and prospects of Siliconix furnished to Lehman Brothers by the management of Siliconix, including financial projections of the future financial performance of Siliconix;

  •
  financial and operating information with respect to the business, operations and prospects of Vishay prepared by the management of Vishay, including Vishay projections and the amounts and timing of the cost savings and operating synergies expected by Vishay management to result from a combination of the businesses of Siliconix and Vishay (the "Expected Synergies");

  •
  the trading histories of Siliconix Common Stock and Vishay Common Stock from March 3, 2004 through April 20, 2005 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

  •
  a comparison of the historical financial results and present financial condition of Siliconix and Vishay with each other and with those of other companies that Lehman Brothers deemed relevant;

  •
  the potential pro forma impact of the Offer and the Merger on the future financial performance of the combined company, including the Expected Synergies;

  •
  the potential strategic alternatives available to Siliconix in the absence of the Offer and the Merger;

  •
  the relative contributions of Siliconix and Vishay to the historical and future performance of the combined company on a pro forma basis; and

  •
  published estimates of third party research analysts with respect to the future financial performance of Siliconix and Vishay.

        In addition, Lehman Brothers (i) discussed with the managements of Siliconix and Vishay their respective businesses, operations, assets, financial conditions and prospects and (ii) undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Siliconix and Vishay that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Siliconix, upon advice of Siliconix, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Siliconix as to the future financial performance of Siliconix and that Siliconix would perform substantially in accordance with such projections. With respect to the financial projections of Vishay, upon advice of Vishay, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Vishay as to the future financial performance of Vishay and that Vishay would perform substantially in accordance with such projections. Upon advice of Siliconix and Vishay, Lehman Brothers assumed that the amount and timing of the Expected Synergies were reasonable and that the Expected Synergies would be realized substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of either Siliconix or Vishay and did not make or obtain any evaluations or appraisals of the assets or liabilities of either Siliconix or Vishay. Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

        In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Siliconix or to Vishay, but rather made its determination as to the fairness, from a financial point of view, to the holders of Shares (excluding affiliates of the Offeror) of the Offer Price offered to the holders of Shares (excluding affiliates of the Offeror) in the Offer and the Merger on the basis of these financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Such an opinion is not, therefore, readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that consideration of any portion of such analyses and factors, without consideration of all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Siliconix and Vishay. None of Siliconix, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with the delivery of its opinion to the Special Committee. The financial analyses summarized below were based upon market prices as of April 20, 2005. The financial analyses summarized below include information presented in tabular format. In order fully to understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Consideration of any portion of such analyses and the factors considered, without consideration of all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers opinion.

  Stock Trading History

        Lehman Brothers considered historical data with regard to the trading prices of Siliconix Common Stock and Vishay Common Stock for the period from March 3, 2004 through April 20, 2005 and the relative performances during the same period of the NASDAQ Composite Index and the stock prices of other companies that Lehman Brothers deemed relevant. During the 52-week period ending April 20, 2005, the stock price of Siliconix ranged from $28.02 to $49.62 per share. During the same period, the stock price of Vishay ranged from $10.89 to $20.30 per share.

        Lehman Brothers noted that the closing stock prices of Siliconix and Vishay on March 3, 2005 (the day Vishay announced its intention to make a tender offer for the Shares) were $29.15 and $13.25, respectively, and that, during the period from March 3, 2005 through April 20, 2005, the NASDAQ Composite Index decreased 7.0 percent and the stock price of Vishay decreased 17.6 percent.

  Historical Exchange Ratio Analysis

        Lehman Brothers compared the historical trading prices of Siliconix Common Stock and Vishay Common Stock for various time periods during the one-year time periods prior to April 20, 2005 and March 3, 2005 in order to determine the implied exchange ratios that existed for those time periods. In addition, Lehman Brothers compared the exchange ratio of 3.075 in the Offer to such implied exchange ratios.

        The analysis indicated the following implied exchange ratios, as well as the premium of the exchange ratio of 3.075 to such implied exchange ratios, for the periods indicated:

	As of April 20, 2005		As of March 3, 2005
	Implied Exchange Ratio	Exchange Ratio Premium to Implied Exchange Ratio	Implied Exchange Ratio	Exchange Ratio Premium to Implied Exchange Ratio
One Day	2.930x	4.9%	2.200x	39.8%
Seven Day Average	2.911x	5.6%	2.169x	41.8%
30-Day Average	2.874x	7.0%	2.240x	37.3%
90-Day Average	2.584x	19.0%	2.355x	30.6%
180-Day Average	2.619x	17.4%	2.634x	16.7%
One-Year Average	2.653x	15.9%	2.561x	20.1%
One-Year High	3.346x	(8.1)%	3.346x	(8.1)%
One-Year Low	2.059x	49.3%	2.058x	49.4%

        Lehman Brothers noted that the exchange ratio of 3.075 was higher than all of the implied exchange ratios above, with the exception of the one-year high implied exchange ratio.

  Siliconix Valuation

  Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to Siliconix with selected companies that Lehman Brothers deemed comparable to Siliconix, including:

  •
  Fairchild Semiconductor International, Inc.

  •
  International Rectifier Corporation

  •
  ON Semiconductor Corporation

        Using publicly available information, Lehman Brothers calculated and analyzed the multiples of each company's enterprise value, which Lehman Brothers defined as total equity value plus net debt, to calendar year 2005 and 2006 expected revenues, as well as the multiples of each company's stock price to calendar year 2005 and 2006 expected earnings per share, or EPS.

        Based on the analysis of the comparable companies described above, Lehman Brothers applied a range of multiples that Lehman Brothers deemed appropriate for each of the ratios selected to Siliconix's projected revenues and projected EPS for calendar years 2005 and 2006 in order to calculate two ranges of implied stock prices for Siliconix based upon publicly available estimates and projections provided by Siliconix.

        The analysis indicated the following multiples:

			Implied Siliconix Stock Price
	Comparable Company Multiples		Public Estimates		Management Projections
	Low	High	Low	High	Low	High
Enterprise Value as a Multiple of:
CY2005E Revenues	1.20x	1.80x	$27.46	$36.29	$28.14	$37.32
CY2006E Revenues	1.10x	1.70x	$26.57	$35.73	$29.96	$40.97
Stock Price as a Multiple of:
CY2005E EPS	18.0x	24.0x	$26.32	$35.10	$32.21	$42.95
CY2006E EPS	12.0x	14.5x	$21.47	$25.94	$27.36	$33.06

        Lehman Brothers noted that the implied price per share of Siliconix Common Stock of $33.58 fell within or above both ranges.

        Due to the inherent differences between the business, operations and prospects of Siliconix and the businesses, operations and prospects of each of the companies included in the comparable company analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Siliconix and the companies included in the comparable company analysis that would affect the public trading values of each.

  Premiums Paid Analysis

        Lehman Brothers reviewed the premiums paid in going private transactions (in which stock was used as consideration) greater than $100 million since 2000. Lehman Brothers calculated the premiums paid to each target company's closing share price one day and 30 days prior to the announcement of the transaction. Lehman Brothers then applied the premiums paid in these transactions in which the lowest premiums were paid (the lowest quartile) and in which the highest premiums were paid (the highest quartile) to the share price of Siliconix for the same periods to calculate an implied price per share of Siliconix Common Stock.

        The analysis indicated the following premiums paid and implied per share prices:

	Premiums		Implied Siliconix Stock Price
	Lowest Quartile	Highest Quartile
			Low	High
One-Day	10%	20%	$32.07	$34.98
30-Day Average	5%	30%	$30.73	$38.05

        Lehman Brothers noted that the one-day price premium of 15.2 percent and the one-day exchange ratio premium of 39.8 percent fell within or above this range.

        In addition, Lehman Brothers reviewed the premiums paid in the technology sector for full acquisitions (in which stock was used as consideration) greater than $100 million since 2000. Lehman Brothers calculated the premiums paid to each target company's closing share price one day and 30 days prior to the announcement of the transaction. Lehman Brothers then applied the premiums paid in these transactions in which the lowest premiums were paid (the lowest quartile) and in which the highest premiums were paid (the highest quartile) to the share price of Siliconix for the same periods to calculate an implied price per share of Siliconix Common Stock.

        The analysis indicated the following premiums paid and implied per share prices:

	Premiums		Implied Siliconix Stock Price
	Lowest Quartile	Highest Quartile
			Low	High
One-Day	15%	35%	$33.52	$39.35
30-Day Average	15%	55%	$33.66	$45.36

        Lehman Brothers noted that the one-day price premium of 15.2 percent and the one-day exchange ratio premium of 39.8 percent fell within or above this range.

  Discounted Cash Flow Analysis

        Lehman Brothers performed a discounted cash flow analysis on the projected financial information of Siliconix based upon the projections provided by Siliconix for calendar years 2005 through 2009. Lehman Brothers discounted to present value the projected stream of unlevered net income, defined as earnings before interest and after taxes, for calendar years 2005 through 2009 as adjusted for certain projected non-cash items (such as depreciation and amortization), projected capital expenditures and projected working capital adjustments. To estimate the residual value of Siliconix at the end of the forecast period, or terminal value, Lehman Brothers applied a range of revenue exit multiples, based on the aforementioned comparable companies, of 1.20x to 1.80x to projected 2009 revenues. Lehman Brothers also applied a range of discount rates of 12.0 percent to 16.0 percent. Based on these discount rates and terminal values, this analysis indicated a range of equity values per share for Siliconix of $29.26 to $41.46.

        Lehman Brothers noted that the implied price per share of Siliconix Common Stock of $33.58 fell within this range.

  Vishay Valuation

  Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to Vishay with selected companies that Lehman Brothers deemed comparable to Vishay, including:

  •
  Fairchild Semiconductor International, Inc.

  •
  International Rectifier Corporation

  •
  ON Semiconductor Corporation

  •
  AVX Corporation

  •
  KEMET Corporation

        Using publicly available information, Lehman Brothers calculated and analyzed the multiples of each company's enterprise value, which Lehman Brothers defined as total equity value plus net debt, to last twelve months revenues and to calendar year 2005 and 2006 expected revenues.

        Based on the analysis of the comparable companies described above, Lehman Brothers applied a range of multiples that Lehman Brothers deemed appropriate for each of the ratios selected to Vishay's last twelve months revenues and projected revenues for calendar years 2005 and 2006 in order to calculate two ranges of implied stock prices for Vishay based upon publicly available information, publicly available estimates and projections provided by Vishay.

        The analysis indicated the following multiples:

			Implied Vishay Stock Price
	Comparable Company Multiples		Public Information and Estimates		Management Projections
	Low	High	Low	High	Low	High
Enterprise Value as a Multiple of:
Last Twelve Months Revenues	0.85x	1.45x	$10.90	$19.42	—	—
CY2005E Revenues	0.85x	1.45x	$10.29	$18.42	$11.09	$19.78
CY2006E Revenues	0.80x	1.35x	$10.50	$18.56	$10.59	$18.71

        Lehman Brothers noted that the closing stock price of Vishay common stock of $10.92 fell within both ranges.

        Due to the inherent differences between the business, operations and prospects of Vishay and the businesses, operations and prospects of each of the companies included in the comparable company analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Vishay and the companies included in the comparable company analysis that would affect the public trading values of each.

  Discounted Cash Flow Analysis

        Lehman Brothers performed a discounted cash flow analysis on the projected financial information of Vishay based upon the projections provided by Vishay for calendar years 2005 through 2009. Lehman Brothers discounted to present value the projected stream of unlevered net income, defined as earnings before interest and after taxes, for calendar years 2005 through 2009 as adjusted for certain projected non-cash items (such as depreciation and amortization), projected capital expenditures and projected working capital adjustments. To estimate the residual value of Vishay at the end of the forecast period, or terminal value, Lehman Brothers applied a range of revenue exit multiples, based on the aforementioned comparable companies, of 0.85x to 1.45x to projected 2009 revenues. Lehman Brothers also applied a range of discount rates of 11.0 percent to 15.0 percent. Based on these discount rates and terminal values, this analysis indicated a range of equity values per share for Vishay of $8.76 to $16.05.

        Lehman Brothers noted that the closing price of Vishay Common Stock of $10.92 fell within this range.

  Pro Forma Analysis

        Lehman Brothers analyzed the pro forma effect of the Offer and the Merger on the pro forma cash EPS of Vishay. For the purposes of this analysis, Lehman Brothers used publicly available research estimates of calendar year 2005 and 2006 cash EPS for Vishay, and estimates of transaction synergies of $2.0 million provided by Vishay, based upon the guidance of Vishay's management. This analysis indicated that the Offer and the Merger would be 5.5 percent accretive to Vishay's pro forma calendar year 2005 cash EPS and 0.8 percent accretive to Vishay's pro forma calendar year 2006 cash EPS assuming no pre-tax synergies, and 7.6 percent accretive to Vishay's pro forma calendar year 2005 cash EPS and 1.8 percent accretive to Vishay's pro forma calendar year 2006 cash EPS assuming pre-tax synergies.

        In addition, Lehman Brothers utilized estimates provided by Vishay of calendar year 2005 and 2006 cash EPS for Vishay, and estimates of transaction synergies of $2.0 million provided by Vishay, based upon the guidance of Vishay management. This analysis indicated that the Offer and the Merger would be 1.1 percent accretive to Vishay's pro forma calendar year 2005 cash EPS and 0.5 percent dilutive to Vishay's pro forma calendar year 2006 cash EPS assuming no pre-tax synergies, and 2.3 percent accretive to Vishay's pro forma calendar year 2005 cash EPS and 0.6 percent accretive to Vishay's pro forma calendar year 2006 cash EPS assuming pre-tax synergies.

        The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the implementation of the transaction synergies and, therefore, actual results may be substantially different.

  Relative Valuation Comparison

        Lehman Brothers compared the ranges of implied equity values per share for Siliconix and Vishay that were calculated in the comparable company analyses and discounted cash flow analyses described above in order to determine the implied exchange ratios that existed with respect to those implied equity values per share.

        The comparison indicated the following implied exchange ratios:

	Implied Equity Value Per Share
	Low	High
Comparable Company Analysis
Public Estimates
Siliconix	$21.47	$36.29
Vishay	$10.29	$18.56
Implied Exchange Ratio	2.086x	1.956x
Management Projections
Siliconix	$27.36	$42.95
Vishay	$10.59	$19.78
Implied Exchange Ratio	2.583x	2.172x
Discounted Cash Flow Analysis
Management Projections
Siliconix	$29.26	$41.46
Vishay	$8.76	$16.05
Implied Exchange Ratio	3.341x	2.583x

        Lehman Brothers noted that the exchange ratio of 3.075 fell within or above these ranges.

  Miscellaneous

        Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Lehman Brothers because of its expertise, reputation and familiarity with Siliconix and the semiconductor industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the Offer and the Merger.

        Lehman Brothers has acted as financial advisor to Siliconix in connection with the Offer and the Merger and will receive customary fees for its services. In addition, Siliconix has agreed to indemnify Lehman Brothers against certain liabilities, including, but not limited to legal defense expenses, arising out of Lehman Brothers' engagement.

        Lehman Brothers has performed various investment banking services for Siliconix in the past and has received customary fees for such services. In the ordinary course of its business, Lehman Brothers may actively trade in the securities of Siliconix and Vishay for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Intent to Tender

        To the knowledge of Siliconix, each executive officer and director of Siliconix who currently holds Shares intends to tender all Shares in the Offer held of record or beneficially owned by him. Siliconix understands that, as of April 22, 2005, the executive officers and directors of Siliconix held a total of 4,306 Shares.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Siliconix engaged Lehman Brothers to render financial advisory services to the Special Committee in connection with the Offer and the Merger.

        Under the engagement letter signed by Lehman Brothers, the Special Committee and Siliconix, Siliconix agreed to pay Lehman Brothers a fee of $1.75 million. That fee is not dependent on the content of Lehman Brothers' advice or opinion, or the outcome of any offer made by Vishay. In addition, Siliconix has agreed to pay Lehman Brothers an additional opinion fee if Lehman Brothers renders more than one opinion to the Special Committee. All amounts payable to Lehman Brothers are payable by Siliconix. Siliconix has also agreed to indemnify Lehman Brothers against certain liabilities including, but not limited to, legal defense expenses, arising out of Lehman Brothers' engagement.

Item 6.    Interest in Securities of the Subject Company

        No transactions in Siliconix Common Stock have been effected during the past 60 days by Siliconix or, to the knowledge of Siliconix, by any executive officer, director or affiliate of Siliconix.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Siliconix is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for or other acquisition of Siliconix's securities by Siliconix, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Siliconix or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of Siliconix or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of Siliconix.

        Except as set forth in this Statement, there are no transactions, resolutions of the Siliconix Board of Directors or the Special Committee, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

  Appraisal Rights

        Siliconix is a Delaware corporation. Under certain circumstances, holders of Shares are entitled to receive the "fair value" of their Shares (as determined in a court-administered appraisal proceeding) in cash. Holders of Shares do not have these statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger if Vishay closes the Offer and proceeds with the Merger. Those rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized under the caption "The Offer–Purpose of the Offer;

The Merger; Appraisal Rights–Appraisal Rights" in the Prospectus. The Delaware statute governing appraisal is attached to the Prospectus as Annex C.

  Short-Form Merger Statute

        Under Delaware law, if the Offeror purchases Shares in the Offer which, when combined with shares already owned by Vishay's subsidiary, equal at least 90 percent of the outstanding shares of Siliconix Common Stock, Vishay will be able to effect the Merger without obtaining the approval of those who continue to hold Shares.

  State Anti-Takeover Statute

        Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation such as Siliconix from engaging in a "Business Combination" (defined to include a variety of transactions, including tender offers and mergers) with an "Interested Stockholder" (defined generally as a person that beneficially owns at least 15 percent of the outstanding voting stock of the corporation) for three years after that person became an Interested Stockholder unless, before that, the Board of Directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder's becoming an Interested Stockholder. Section 203 is not applicable to the Offer or Merger because Vishay has been an Interested Stockholder for more than three years.

  Antitrust

        The acquisition by Vishay of the Shares is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  Litigation

        On March 4, 2005, five complaints were filed in the Court of Chancery of the State of Delaware (New Castle County) naming as defendants, generally, Vishay, Siliconix and certain directors of Siliconix. The complaints purport to be brought on behalf of a class of public stockholders of Siliconix and allege, among other things, that the intended offer described in Vishay's March 3 letter to the Siliconix Board of Directors would have been unfair and a breach of fiduciary duty. The complaints seek, among other things, an injunction against completion of the intended offer and damages in an unspecified amount. Those complaints are listed below, are attached as Exhibits (a)(3) through (a)(7) to this Statement, and are incorporated into this Statement by reference. On March 23, 2005, the Delaware court consolidated these actions under the caption In re Siliconix Shareholders Litigation and appointed lead counsel. The plaintiffs amended their complaints on April 18 alleging that Vishay failed to provide Siliconix's stockholders with material information and provided them with materially misleading information concerning the Offer. That amended complaint is attached as Exhibit (a)(8) to this Statement and is incorporated into this Statement by reference.

Parties

      Steven Goldstein v. Siliconix, King Owyang, Timothy Talbert, Hanspeter Eberhardt, Thomas Wertheimer, Glyndwr Smith and Vishay

      Nathan Withington III, IRA v. Siliconix, King Owyang, Timothy Talbert, Hanspeter Eberhardt, Thomas Wertheimer, Glyndwr Smith and Vishay

      Olga Fried v. King Owyang, Hanspeter Eberhardt, Thomas Wertheimer, Glyndwr Smith, Timothy Talbert and Vishay

      Paulena Partners, LLC v. Siliconix, King Owyang, Hanspeter Eberhardt, Glyndwr Smith, Timothy Talbert and Vishay

      J. Douglas Zaletel v. King Owyang, Hanspeter Eberhardt, Glyndwr Smith, Timothy Talbert, Thomas Wertheimer, Siliconix and Vishay

        Another complaint was filed on March 4, 2005 in the Superior Court of California, County of Santa Clara, this by Moe Yassin, naming as defendants Siliconix, Timothy Talbert, Thomas Wertheimer, Hanspeter Eberhardt, King Owyang, Glyndwr Smith, and Vishay. This complaint purports to be brought on behalf of a class of public stockholders of Siliconix and alleges, among other things, that the Vishay offer described in Vishay's March 3 letter would have been unfair and a breach of fiduciary duty, and seeks, among other things, to enjoin completion of that offer and damages in an unspecified amount. This complaint is attached as Exhibit (a)(9) to this Statement and is incorporated into this Statement by reference. Mr. Yassin amended his complaint on April 22 alleging that Vishay failed to provide Siliconix's stockholders with material information and provided them with materially misleading information concerning the Offer. That amended complaint is attached as Exhibit (a)(12) to this Statement and is incorporated into this Statement by reference.

        See "Background" in this Statement for additional information about these lawsuits.

Item 9.    Material to be Filed as Exhibits

        These are the exhibits to this Statement:

Exhibit No.	Description
(a)(1)	Written opinion of Lehman Brothers dated April 22, 2005 (included as Annex A to this Statement).
(a)(2)	Press release issued by Siliconix on April 14, 2005 (incorporated by reference to Siliconix's Current Report on 8-K filed with the Commission on April 15, 2005)
(a)(3)
Complaint titled Steven Goldstein v. Siliconix incorporated, King Owyang, Timothy V. Talbert, Hanspeter Eberhardt, Thomas C. Wertheimer, Glyndwr Smith and Vishay Intertechnology, Inc. filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(4)
Complaint titled Nathan Withington III, IRA v. Siliconix incorporated, King Owyang, Timothy V. Talbert, Hanspeter Eberhardt, Thomas C. Wertheimer and Glyndwr Smith filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(5)
Complaint titled Olga Fried v. King Owyang, Hanspeter Eberhardt, Thomas C. Wertheimer, Glyndwr Smith, Timothy V. Talbert and Vishay Technologies, Inc. filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)
Complaint titled Paulena Partners, LLC v. Siliconix incorporated, King Owyang, Hanspeter Eberhardt, Glyndwr Smith, Timothy V. Talbert and Vishay Intertechnology, Inc. filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(7)
Complaint titled J. Douglas Zaletel v. King Owyang, Hanspeter Eberhardt, Glyndwr Smith, Timothy V. Talbert, Thomas C. Wertheimer, Siliconix, Inc., and Vishay Intertechnology, Inc., filed on March 4, 2005 in the Court of Chancery of the State of Delaware.

(a)(8)	Consolidated amended class action complaint titled In re Siliconix, Inc. Shareholders Litigation
(a)(9)
Complaint titled Moe Yassin v. Siliconix, Inc., Timothy V. Talbert, Thomas C. Wertheimer, Hanspeter Eberhardt, Dr. King Owyang, Glyndwr Smith, and Vishay Intertechnology, Inc., filed on March 4, 2005 in the Superior Court of the State of California, County of Santa Clara.
(a)(10)
Complaint titled Rebecca Proctor, Rex Brooks, John Donovan, Robert Needles et al. v. Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holdings Corporation, Siliconix, Inc., Ernst & Young, Felix D. Zandman, and Doe 1 through Doe 20, inclusive, filed on January 10, 2005 in the Superior Court of the State of California, County of Santa Clara.
(a)(11)
Amendment to complaint titled Rebecca Proctor, Rex Brooks, John Donovan, Robert Needles et al. v. Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holdings Corporation, Siliconix, Inc., Ernst & Young, Felix D. Zandman, and Doe 1 through Doe 20, inclusive, filed in March 2005.
(a)(12)
Amendment to complaint titled Moe Yassin v. Siliconix, Inc., Timothy V. Talbert, Thomas C. Wertheimer, Hanspeter Eberhardt, Dr. King Owyang, Glyndwr Smith, and Vishay Intertechnology, Inc., filed on April 22, 2005.
(a)(13)	Press release issued by Siliconix on April 25, 2005.
(e)(1)	Portions of Siliconix's Annual Report on Form 10-K, as amended, for the year ended December 31, 2004.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 25, 2005	SILICONIX INCORPORATED
	By	/s/ KING OWYANG King Owyang, President and Chief Executive Officer

ANNEX A

April 22, 2005

Siliconix incorporated
Attn: Special Committee of the Board of Directors
2201 Laurelwood Road
Santa Clara, California 95054

Members of the Special Committee:

        We understand that Siliconix incorporated ("Siliconix" or the "Company") is the subject of an exchange offer (the "Offer") by Vishay Intertechnology, Inc. ("Vishay"), through its wholly owned subsidiary Vishay TEMIC Semiconductor Acquisition Holdings Corp. (the "Purchaser"), the owner of approximately 80.4% of the outstanding shares of common stock of Siliconix ("Siliconix Common Stock"), pursuant to which the Purchaser will exchange each outstanding share of Siliconix Common Stock not already owned by the Purchaser or its affiliates (the "Public Shares") for 3.075 shares (the "Offer Price") of common stock of Vishay ("Vishay Common Stock"). We further understand that promptly following consummation of the Offer, Siliconix will be merged with and into a subsidiary of Vishay, with the surviving entity being a wholly owned subsidiary of Vishay, and each Public Share not tendered in the Offer will be converted into the Offer Price (collectively with the Offer, the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Schedule TO filed by Vishay on April 12, 2005, as amended by Amendment No. 1 to the Schedule TO filed by Vishay on April 22, 2005 (the "Proposal").

        We have been requested by the Special Committee of the Board of Directors of Siliconix (the "Special Committee") to render our opinion with respect to the fairness, from a financial point of view, to the holders of Public Shares (the "Public Stockholders") of the Offer Price offered to the Public Stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, Siliconix's decision to recommend to the Public Stockholders that they accept the Offer.

        In arriving at our opinion, we reviewed and analyzed: (1) the Proposal, including the exhibits thereto, the Press Release, issued by Vishay on April 21, 2005 regarding the Offer Price, and the specific terms of the Proposed Transaction, (2) publicly available information concerning Siliconix and Vishay that we believe to be relevant to our analysis, including, without limitation, the Annual Reports on Form 10-K for the fiscal year ended December 31, 2004 for each of Siliconix and Vishay, (3) financial and operating information with respect to the business, operations and prospects of Siliconix furnished to us by the management of Siliconix, including financial projections of the future financial performance of Siliconix (4) financial and operating information with respect to the business, operations and prospects of Vishay prepared by the management of Vishay, including Vishay projections and the amounts and timing of the cost savings and operating synergies expected by Vishay management to result from a combination of the businesses of Siliconix and Vishay (the "Expected Synergies"), (5) the trading histories of Siliconix Common Stock and Vishay Common Stock from March 3, 2004 through April 20, 2005 and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of Siliconix and Vishay with each other and with those of other companies that we deemed relevant, (7) the potential pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including the Expected Synergies, (8) the potential strategic alternatives available to Siliconix in the absence of the Proposed Transaction, (9) the relative contributions of Siliconix and Vishay to the historical and future performance of the combined company on a pro forma basis, and (10) published estimates of third party research analysts with

A-1

respect to the future financial performance of Siliconix and Vishay. In addition, we have (i) had discussions with the managements of Siliconix and Vishay concerning their respective businesses, operations, assets, financial conditions and prospects and (ii) have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of Siliconix and Vishay that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Siliconix, upon advice of Siliconix, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Siliconix as to the future financial performance of Siliconix and that Siliconix will perform substantially in accordance with such projections. With respect to the financial projections of Vishay, upon advice of Vishay, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Vishay as to the future financial performance of Vishay and that Vishay will perform substantially in accordance with such projections. Upon advice of Siliconix and Vishay, we have assumed that the amount and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of either Siliconix or Vishay and have not made or obtained any evaluations or appraisals of the assets or liabilities of either Siliconix or Vishay. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Offer Price offered to the Public Stockholders in the Proposed Transaction is fair to the Public Stockholders.

        We have acted as financial advisor to Siliconix in connection with the Proposed Transaction and will receive a fee for our services. In addition, Siliconix has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for Siliconix in the past and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the securities of Siliconix and Vishay for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of Siliconix as to whether to accept the Offer Price offered to the Public Stockholders in the Proposed Transaction.

                      Very truly yours,

                      /s/ Lehman Brothers

                      LEHMAN BROTHERS

A-2

INDEX TO EXHIBITS

Exhibit No.	Exhibit Name
(a)(1)	Written opinion of Lehman Brothers dated April 22, 2005 (included as Annex A to this Statement).
(a)(2)	Press release issued by Siliconix on April 14, 2005 (incorporated by reference to Siliconix's Current Report on Form 8-K filed with the Commission on April 15, 2005)
(a)(3)
Complaint titled Steven Goldstein v. Siliconix incorporated, King Owyang, Timothy V. Talbert, Hanspeter Eberhardt, Thomas C. Wertheimer, Glyndwr Smith and Vishay Intertechnology, Inc. filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(4)
Complaint titled Nathan Withington III, IRA v. Siliconix incorporated, King Owyang, Timothy V. Talbert, Hanspeter Eberhardt, Thomas C. Wertheimer and Glyndwr Smith filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(5)
Complaint titled Olga Fried v. King Owyang, Hanspeter Eberhardt, Thomas C. Wertheimer, Glyndwr Smith, Timothy V. Talbert and Vishay Technologies, Inc. filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)
Complaint Paulena Partners, LLC v. Siliconix incorporated, King Owyang, Hanspeter Eberhardt, Glyndwr Smith, Timothy V. Talbert and Vishay Intertechnology, Inc. filed on March 4, 2005 in the Chancery Court of the State of Delaware, County of New Castle.
(a)(7)
Complaint titled J. Douglas Zaletel v. King Owyang, Hanspeter Eberhardt, Glyndwr Smith, Timothy V. Talbert, Thomas C. Wertheimer, Siliconix, Inc., and Vishay Intertechnology, Inc., filed on March 4, 2005 in the Court of Chancery of the State of Delaware.
(a)(8)	Consolidated amended class action complaint titled In re Siliconix, Inc. Shareholders Litigation
(a)(9)
Complaint titled Moe Yassin v. Siliconix, Inc., Timothy V. Talbert, Thomas C. Wertheimer, Hanspeter Eberhardt, Dr. King Owyang, Glyndwr Smith, and Vishay Intertechnology, Inc., filed on March 4, 2005 in the Superior Court of the State of California, County of Santa Clara.
(a)(10)
Complaint titled Rebecca Proctor, Rex Brooks, John Donovan, Robert Needles et al. v. Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holdings Corporation, Siliconix, Inc., Ernst & Young, Felix D. Zandman, and Doe 1 through Doe 20, inclusive, filed on January 10, 2005 in the Superior Court of the State of California, County of Santa Clara.
(a)(11)
Amendment to complaint titled Rebecca Proctor, Rex Brooks, John Donovan, Robert Needles et al. v. Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holdings Corporation, Siliconix, Inc., Ernst & Young, Felix D. Zandman, and Doe 1 through Doe 20, inclusive, filed in March 2005.
(a)(12)
Amendment to complaint titled Moe Yassin v. Siliconix, Inc., Timothy V. Talbert, Thomas C. Wertheimer, Hanspeter Eberhardt, Dr. King Owyang, Glyndwr Smith, and Vishay Intertechnology, Inc., filed on April 22, 2005.
(a)(13)	Press release issued by Siliconix on April 25, 2005.
(e)(1)	Excerpted portions of Siliconix's Annual Report on Form 10-K, as amended, for the year ended December 31, 2004.

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Persons
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
Parties
  Item 9. Material to be Filed as Exhibits
SIGNATURE
  ANNEX A
INDEX TO EXHIBITS